UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2018
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
 Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Investor Contact	Media Contact
Kip E. Meintzer	Chris Navalta
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 650.628.2279
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. SHAREHOLDERS
APPROVE ALL 2018 ANNUAL GENERAL MEETING PROPOSALS

SAN CARLOS, CA – August 20, 2018
Check Point® Software Technologies Ltd. (NASDAQ: CHKP) today announced that shareholders approved all four proposals presented at the 2018 Annual General Meeting.  Approximately 117.8 million shares, representing approximately 75% percent of the shares outstanding as of the record date, were voted at the meeting. Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

 For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:

https://www.checkpoint.com/about-us/investor-relations/annual-general-meeting/

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture with Gen V advanced threat prevention that protects all networks, cloud and mobile operations of a business against all known attacks, including today’s 5th generation attacks, with the industry’s most comprehensive and intuitive single point of control security management system. Check Point protects over 100,000 organizations of all sizes.

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©2018 Check Point Software Technologies Ltd. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.
Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: August 20, 2018